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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              -------------------
                               CORDIS CORPORATION
                           (Name of Subject Company)

                               CORDIS CORPORATION
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    21852510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              -------------------
                                ALFRED J. NOVAK
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               CORDIS CORPORATION
                             5200 BLUE LAGOON DRIVE
                                   SUITE 200
                              MIAMI, FLORIDA 33126
                                 (305) 824-2000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                             CHARLES I. COGUT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Cordis Corporation, a Florida corporation (the "Company"), and the address of its principal executive offices is 5200 Blue Lagoon Drive, Suite 200, Miami, Florida 33126. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share (the "Common Stock"), of the Company, including the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 13, 1995, between the Company and Chemical Mellon Shareholder Services L.L.C. References herein to the Shares means shares of the Common Stock and shall, unless the context requires otherwise, include the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated October 19, 1995, as amended by Amendment No.1, dated October 20, 1995, Amendment No. 2, dated October 24, 1995, and Amendment No. 3, dated October 27, 1995 (as so amended, the "Schedule 14D-1"), by JNJ Acquisition Corp., a New Jersey corporation ("JNJ Acquisition") and a direct wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation ("J&J"), to purchase all the outstanding Shares at a price of $100 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

    J&J has advised the Company that it is prepared to pay $105 per Share in a stock-for-stock merger in which all outstanding Shares would be exchanged for common stock of J&J (the "Stock Merger"), subject to the condition that the Stock Merger be permitted to be accounted for as a "pooling-of-interests" in accordance with generally accepted accounting principles. In the Offer to Purchase, J&J indicated that JNJ Acquisition commenced the Offer because the Company had not met with representatives of J&J to discuss the Stock Merger, but that J&J intended to continue to seek to effect the Stock Merger, including through a solicitation of written consents from the Company's shareholders to remove and replace the Board of Directors of the Company (the "Board"). On October 20, 1995, JNJ Acquisition filed a Consent Statement on Schedule 14A with respect to such solicitation (the "J&J Proxy Statement").

    According to the Schedule 14D-1, the principal executive offices of J&J and JNJ Acquisition are located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Except as set forth in this Item 3(b), to the knowledge of the Company as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) J&J or JNJ Acquisition or their respective executive officers, directors or affiliates.

    Severance and Related Matters. Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates are described on pages 4, 5 and 7-18 of the Company's Proxy Statement dated September 15, 1995 for the 1995 Annual Meeting of Stockholders of the Company (the "Proxy Statement"). Pertinent portions of such pages are filed as Exhibit 1 hereto and are incorporated herein by reference.

    At a meeting of the Board held on October 31, 1995 (the "Meeting"), in order to ensure the continued dedication and objectivity of certain key executives and managers of the Company in the context of a threatened change of control of the Company, the Board authorized the Company to enter into severance compensation arrangements ("Severance Agreements") with such executives and managers ("Executives"). There are four types of Severance Agreements, with the type of agreement with

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
each Executive being determined by reference to a four-tiered severance structure adopted by the Board: Messrs. Strauss, Kranys, Novak, McDowell, Monks and Ratering are parties to Tier 1 Severance Agreements, and there are 10, 21 and 25 Tier 2 Severance Agreements, Tier 3 Severance Agreements, and Tier 4 Severance Agreements with Executives, respectively. Copies of the forms of Tier 1, Tier 2 and Tier 3 and Tier 4 Severance Agreements are filed as Exhibits 2, 3 and 4 hereto, respectively, and are incorporated herein by reference.

    The agreements provide for certain severance benefits to those individuals in the event of certain terminations of their employment following a Change in Control (as defined below). Other than the Tier 4 Severance Agreements, each of the Severance Agreements has a three-year term. All Severance Agreements provide for payment of severance benefits ("Severance") in the event of an Executive's termination of employment by the Company (or its successor) without Cause or by the Executive with Good Reason within three years (one year for Tier 4 Severance Agreements) following a Change in Control. In addition, the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are entitled to payment under their Tier 1 Severance Agreements upon any termination of employment by them within 60 days after the first anniversary of a Change in Control.

    The Tier 1 Severance Agreements provide for Severance consisting of: (i) a lump sum payment equal to 2.99 times the sum of (A) Executive's base salary (including the annual amount of any automobile allowance) immediately prior to the Change in Control and (B) the highest bonus paid to Executive under the Company's executive incentive compensation plans during the three years preceding the Change in Control; (ii) continued medical benefits until the earlier of (A) the third anniversary of Executive's termination or (B) the commencement of comparable coverage with a subsequent employer; (iii) three years of age and service credit under the Company's retirement plans; and (iv) a gross-up payment for any excise taxes imposed on any "excess parachute payments" under the Internal Revenue Code of 1986, as amended (the "Code").

    The Tier 2 Severance Agreements provide for Severance consisting of: (i) a lump sum payment equal to 2 times the sum of (A) Executive's base salary (including the annual amount of any automobile allowance) immediately prior to the Change in Control and (B) the highest bonus paid to Executive under the Company's executive incentive compensation plans during the three years preceding the Change in Control; (ii) continued medical benefits until the earlier of (A) the twenty-four months after Executive's termination or (B) the commencement of comparable coverage with a subsequent employer; (iii) twenty-four months of age and service credit under the Company's retirement plans; and (iv) a gross-up payment for any excise taxes imposed on any "excess parachute payments" under the Code.

    The Tier 3 Severance Agreements provide for Severance consisting of: (i) a lump sum payment equal to 1.5 times the sum of (A) Executive's base salary immediately prior to the Change in Control and (B) the highest bonus paid to Executive under the Company's executive incentive compensation plans during the three years preceding the Change in Control; (ii) continued medical benefits until the earlier of (A) the eighteen months after Executive's termination or
(B) the commencement of comparable coverage with a subsequent employer; and
(iii) eighteen months of age and service credit under the Company's retirement plans.

    The Tier 4 Severance Agreements expire upon the earlier of one year after a Change in Control or three years from the date of execution. These agreements provide for Severance consisting of: (i) a lump sum payment equal to 1 times the sum of (A) Executive's base salary immediately prior to the Change in Control and (B) the highest bonus paid to Executive under the Company's executive incentive compensation plans during the three years preceding the Change in Control; and (ii) continued medical benefits until the earlier of
(A) the first anniversary of Executive's termination or (B) the commencement of comparable coverage with a subsequent employer.

    All agreements provide for payment, in a cash lump sum, of all amounts deferred by Executive under any non-qualified plan of deferred compensation maintained by the Company (notwithstanding the payment provisions of any such plans to the contrary) and any accrued but unused vacation time.

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    Payments and benefits under the Tier 3 and Tier 4 Severance Agreements are limited by the parachute limit imposed by Section 280G of the Code, unless an Executive would realize a greater net after tax benefit if no limitation were imposed.

    A "Change in Control" is deemed to have occurred if: (i) any person or persons acting in concert (excluding Company benefit plans) becomes the beneficial owner of securities of the Company having at least 25% of the voting power of the Company's then outstanding securities (unless the event causing the 25% threshold to be crossed is an acquisition of securities directly from the Company); (ii) the shareholders of the Company approve any merger or other business combination of the Company, sale of more than 50% of the Company's assets or combination of the foregoing transactions (the "Transactions") other than a Transaction immediately following which the shareholders of the Company immediately prior to the Transaction and any trustee or fiduciary of any Company employee benefit plan own, immediately following the Transaction, at least 75% of the voting securities of the surviving company (or its parent) in the event of a merger or other business combination, or, in the event of a sale of assets, of the purchaser of such assets; or (iii) within any 24-month period, the persons who were directors immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of a successor to the Company. For this purpose, any director who was not a director at the beginning of such period is deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors (so long as such director was not nominated by a person who has entered into an agreement to effect a Change in Control).

    Under all Severance Agreements, "Cause" is defined as (i) fraud, dishonesty or willful malfeasance in connection with Executive's employment which results in material harm to the Company; (ii) Executive's continued failure to substantially perform his duties and responsibilities after written notice thereof which is not cured within 10 business days; (iii) Executive's willful and material breach of the confidentiality or non-competition provisions of the Agreement; or (iv) Executive's plea of guilty or nolo contendere to, or nonappealable conviction of, a felony.

    Termination of an Executive for Cause under a Tier 1, Tier 2 or Tier 3 Severance Agreement can only be made by delivery to the Executive of a copy of a resolution duly adopted by a two-thirds majority of the Directors of the Company (after 30 days prior written notice and reasonable opportunity for the Executive to be heard before the Board prior to such vote), finding that in the reasonable judgment of such Board, the relevant conduct or event set forth in any of clauses (i) through (iv) in the definition of "Cause" above has occurred and that such occurrence warrants Executive's termination.

    Under the Tier 1, Tier 2 and Tier 3 Severance Agreements, "Good Reason" is defined as any (i) material diminution in the Executive's position, duties or responsibilities (in the case of the CEO and the CFO, the Company's stock ceasing to be publicly traded or the Company's becoming a subsidiary of a company whose stock is publicly traded, in each case, does not by itself constitute a diminution in position, duties or responsibilities); (ii) material adverse change in the Executive's salary and incentive compensation; (iii) failure by the Company either to continue in effect, or to provide reasonably similar benefit plans; (iv) relocation of the Executive's employment to a location in excess of 50 miles from the Executive's work site prior to the Change in Control; (v) reduction in paid vacation days; (vi) any material breach by the Company of any provision of the agreement; and (vii) failure of a successor of the Company to assume the agreement.

    Under the Tier 4 Severance Agreements, "Good Reason" is defined as any (i) material diminution in the Executive's position, duties or responsibilities;
(ii) material adverse change in the Executive's salary and incentive compensation; and (iii) relocation of the Executive's employment to a location in excess of 50 miles from the Executive's work site prior to the Change in Control.

    In addition to authorizing the Severance Agreements, the Board approved the amendment of the definition of "change in control" in the Company's Supplemental Executive Retirement Plan (the "SERP"), Executive Deferred Compensation Plan, Director Deferred Compensation Plan and Director

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
Retirement Policy (the "Policy") to conform with the definition of "Change in Control" under the Severance Arrangements. The Board also authorized certain technical corrections to the SERP and the Policy.

    At a Board meeting held on October 9, 1995, the Board authorized the Company to enter into indemnification agreements with each member of the Board and certain executive officers. The new agreements replace the agreements with directors described in the Proxy Statement.

    The indemnification agreements supplement the protections afforded to the Company's directors and executive officers under the Company's Bylaws. In general, the indemnification agreements provide for the Company to indemnify the directors and executive officers against expenses, judgments, fines, penalties, and amounts paid in settlement arising in connection with third party proceedings and proceedings by or in the right of the Company against any director or executive officer relating to his or her services to the Company if such director or executive officer acted in good faith and in a manner such director or executive officer reasonably believed to be in the best interests of the Company, and, with respect to criminal proceedings, had no reasonable cause to believe his or her behavior was unlawful. The Company, pursuant to the indemnification agreements, retains subrogation rights to recover any advances which are subsequently paid by a third party. The indemnification agreements are binding on the Company and any successor to the Company.

    The foregoing description of the indemnification agreements is qualified in its entirety by reference to the form of agreement, a copy of which is filed as
Exhibit 5 hereto and is incorporated herein by reference.

    Background. On September 6, 1995, Ralph S. Larsen, Chairman of the Board and Chief Executive Officer of J&J, contacted Dr. Robert Q. Marston, then Chairman of the Board of the Company, to advise Dr. Marston of J&J's interest in meeting with representatives of the Company to discuss areas of joint interest. Dr. Marston explained to Mr. Larsen that he would be stepping down as Chairman of the Board of the Company in October and that Mr. Strauss, the President and Chief Executive Officer, would be his successor as Chairman. Dr. Marston told Mr. Larsen that he would get back to him following consultation with Richard W. Foxen, a Director of the Company. Mr. Foxen telephoned Mr. Larsen later that day and Mr. Larsen advised him of J&J's desire to meet with representatives of the Company as soon as possible. Mr. Foxen agreed that he and Dr. Marston would meet with Mr. Larsen on September 12 in New York City.

    On September 12, 1995, Mr. Larsen and Robert N. Wilson, Vice Chairman of J&J, met with Dr. Marston and Mr. Foxen to discuss in general terms a possible merger between J&J and the Company.

    On September 13, 1995, Dr. Marston telephoned Mr. Larsen and informed him that he had reviewed the prior discussions only with Mr. Strauss. Dr. Marston had requested that Mr. Strauss telephone Mr. Larsen. Before this could be accomplished, however, Mr. Larsen telephoned Mr. Strauss concerning the meeting with Dr. Marston and Messrs. Foxen and Wilson. Mr. Larsen outlined the strategic basis for a business combination and indicated that he would like to meet as soon as possible. Mr. Strauss tentatively agreed to a meeting on either September 21 or 22, and said he would call Mr. Larsen on September 15 to confirm the date of the meeting. On September 15, 1995, Mr. Larsen called Mr. Strauss, and they scheduled the meeting for September 21, 1995.

    After being informed of Mr. Larsen's contacts with Dr. Marston and Messrs. Foxen and Strauss, at a telephonic meeting held on September 19, 1995, the full Board concluded that it would be premature to meet with representatives of J&J prior to the Annual Meeting of Stockholders of the Company, scheduled for October 10, 1995.

    On September 19, 1995, Mr. Strauss telephoned Mr. Larsen and informed him of the Board's decision to postpone any meeting until after the upcoming Annual Meeting. Mr. Strauss further informed Mr. Larsen that it had been decided that Mr. Strauss should be the contact for all

                                       5
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communications with J&J. On September 26, 1995, the Company retained Morgan
Stanley & Co. Incorporated ("Morgan Stanley") to render financial advisory services to the Company.

    On October 11, 1995, Mr. Strauss telephoned Mr. Larsen and stated that the Board had met and had determined that Mr. Strauss should not meet with J&J at the present time.

    On October 19, 1995, J&J announced the Offer and the Stock Merger proposal.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) At the Meeting, the Board carefully considered the Company's business, financial condition and future prospects, the terms of the Offer and the Stock Merger and other matters, including presentations by its legal and financial advisors. After taking into account these matters, the Board determined by unanimous vote that both the Offer and the Stock Merger are inadequate and not in the best interests of the Company and its shareholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER. The Board believes that significant value will be created for shareholders through the pursuit of the current strategic plan as an independent company. The Board also continues to be committed to the maximization of shareholder value. In this regard, the Board has authorized management and the Company's advisors to explore all strategic alternatives and to report back to the Board at an early date.

    A copy of the letter to the Company's shareholders communicating the Board's recommendation and the press release relating thereto are filed as Exhibits 6 and 7 to this Statement and are incorporated herein by reference.

    (b) In reaching its determinations and recommendations described in Item 4(a) above, the Board considered a number of factors, including (without limitation) the following:

        (i) The Company's business, financial condition, results of operations, business strategy and future prospects, including growth opportunities in certain markets in which the Company operates or intends to operate.

        (ii) A presentation by Morgan Stanley concerning the Company and financial aspects of the Offer and the Stock Merger.

        (iii) The oral opinion of Morgan Stanley, confirmed in writing, to the effect that, as of the date of such opinion, the consideration to be received by the holders of Shares (other than J&J and its affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders. The full text of such opinion, dated October 31, 1995, which sets forth the assumptions made and matters considered and limitations set forth by Morgan Stanley, is included as Annex A hereto and should be read in its entirety.

        (iv) The oral advice of Morgan Stanley to the Board at the Meeting concerning the inadequacy from a financial point of view of the purchase price component of the Stock Merger proposal.

        (v) The Board's belief, based in part on the factors referred to above, that neither of the $100 per Share cash price pursuant to the Offer or the $105 per Share in stock pursuant to the Stock Merger reflects the current value of the Company or the significant value that will be created for shareholders through the pursuit of the current strategic plan as an independent company.

        (vi) The Board's commitment to protecting the best interests of the Company's shareholders and the maximization of shareholder value.

        (vii) The fact that the combination of (A) the numerous conditions of the Offer which the Board believes are not material or related to the Company (and the satisfaction of which are determined in the sole judgment of JNJ Acquisition) and (B) J&J's stated intention in the Schedule 14D-1 and the J&J Proxy Statement to continue to seek to effect the Stock Merger instead of consummating the Offer, render the Offer illusory.

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    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation.
In addition, individual members of the Board may have given different weight to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to the terms of the engagement letter dated October 20, 1995, the Company has retained Morgan Stanley to render financial advisory services to the Company, and in accordance with such engagement, Morgan Stanley has advised the Company with respect to the Offer and related matters.

    The Company has agreed to pay Morgan Stanley an advisory fee, estimated to be between $200,000 and $400,000, as reimbursement for its time and efforts expended on behalf of the Company since September 26, 1995. If an Extraordinary Transaction (defined below) is consummated, Morgan Stanley will be entitled to a fee (a "Transaction Fee") against which any advisory fees paid will be credited. The amount of the Transaction Fee to be paid in connection with an Extraordinary Transaction, if any, would be calculated as a percentage of the aggregate transaction value of such transaction, with a fee percentage ranging from .45% for an Extraordinary Transaction with an aggregate transaction value of $1 billion to .37% for an Extraordinary Transaction with an aggregate transaction value of $3 billion. "Extraordinary Transaction" includes strategic alternatives, such as possible acquisitions, dispositions, divestitures, sale of a controlling interest in the Company, a recapitalization, joint venture or similar transaction. In addition, in the event that the Offer is withdrawn or does not, within 12 months from the date of the Offer, result in either the acquisition of 50% or more of the voting stock of the Company by J&J or any other party or in a change in a majority of the members of the Board, Morgan Stanley will charge an Independence Fee. The term "Independence Fee" shall mean a fee (against which any advisory fees will be credited) which is calculated based on the percentage of the aggregate transaction value of the Company implied by the consideration per Share offered in connection with the Offer, or the most recent proposed transaction resulting from the Offer (which percentage shall be determined on the same basis as the Transaction Fees described above).

    The Company has also agreed to reimburse Morgan Stanley for its reasonable expenses, including travel costs, document production and other similar expenses of this type, and also including the fees of outside counsel and other professional advisors should they be engaged with the Company's consent, and to indemnify Morgan Stanley and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the Federal securities laws.

    Morgan Stanley has provided certain financial advisory and financing services to the Company from time to time for which it has received customary compensation. Morgan Stanley has also in the past provided financial advisory and financing services to J&J unrelated to the foregoing proposed transactions, and has received customary fees for the rendering of such services. In the ordinary course of its business, Morgan Stanley may from time to time effect transactions and hold positions in securities of the Company and J&J.

    The Company has retained MacKenzie Partners, Inc. ("MacKenzie") to distribute information (including this Statement on Schedule 14D-9) on behalf of the Company in connection with the Offer and related matters and to assist the Company in its solicitation in opposition to J&J's solicitation pursuant to the J&J Proxy Statement, and has also retained Clark & Weinstock as a public relations advisor in connection with the Offer and related matters. Such firms will receive customary compensation for their services in an amount to be agreed upon with the Company and will be reimbursed for certain out-of-pocket expenses.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to others with respect to the Offer.

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ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth below, there have been no transactions in Shares which were effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company. Between September 1, 1995 and September 29, 1995, Egbert Ratering sold 52,286 Shares at an average price of $79.34 per Share. On September 1, 1995, Barbara Ramseyer sold 1,000 Shares at a price of $75.25 per Share. On September 7, 1995, Robert C. Strauss sold 1,000 Shares at a price of $77.00 per Share. Philip J. Monks exercised options for a total of 14,900 Shares on September 8, 1995, at an average exercise price of $29.22 per Share and sold 19,082 Shares at a price of $75.25 per Share. On September 22, 1995, Tony R. Brown sold 10,000 Shares at a price of $82.50 per Share.

    (b) To the best knowledge of the Company, (i) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares to the Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) As stated above in Item 4(b), the Board believes that neither of the $100 per Share cash price pursuant to the Offer or the $105 per Share in stock pursuant to the Stock Merger reflects the current value of the Company or the significant value that will be created for shareholders through the pursuit of the current strategic plan as an independent company. For this reason, and in light of the other factors referred to in such Item, and the Board's commitment to the maximization of shareholder value, the Board has authorized management and the Company's advisors to explore all strategic alternatives and to report back to the Board at an early date. These alternatives could lead to and involve undertaking negotiations which may result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company and another company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or one or more subsidiaries of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) a material change in the present capitalization or dividend policy of the Company. At the date hereof no negotiations are underway, although there have been unsolicited contacts from parties who have expressed their interest in the possibility of pursuing various types of transactions with the Company.

    The Board has determined that disclosure of the possible terms of any transactions or proposals of the type referred to above in this Item 7 prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and has, accordingly, adopted a resolution directing management not to disclose such possible terms, or the parties thereto, until such an agreement has been reached.

    (b) There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

RIGHTS AGREEMENT

    On October 12, 1995, the Board declared a dividend distribution of one Right for each outstanding share of Common Stock. The distribution was payable to holders of record on October 23, 1995. Each Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $375 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent (the "Rights Agent").

    The following is a general description only and is qualified in its entirety by the Rights Agreement, a copy of which is filed as Exhibit 8 hereto and is incorporated herein by reference. All undefined capitalized terms used in the discussion below are used as defined in the Rights Agreement.

    Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate certificates evidencing the Rights will be distributed. The Rights will separate from the Common Stock and a distribution of Rights Certificates will occur upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Continuing Directors (as defined below) may determine) following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"). At its meeting on October 31, 1995, the Board determined to defer the Distribution Date until (i) the earlier of (A) the day prior to such date as any person becomes an Acquiring Person and (B) November 20, 1995 or (ii) such other time as shall be determined by the Continuing Directors (as hereinafter defined) prior to the occurrence of the dates referred to in (i).

    Until the Distribution Date, the Rights (i) will be evidenced by the Common Stock certificates, and will be transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after October 23, 1995 upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 13, 2005, unless earlier redeemed or exchanged by the Company as described below. The Rights will not be exercisable by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights has not been obtained or is not obtainable.

    As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

    In the event that a person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Outside Directors determine to be fair to and otherwise in the best interests of the Company and its shareholders), each holder of a Right will, after the end of the Redemption Period referred to below, have the right to exercise the Right by purchasing, for an amount equal to the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times such amount. Notwithstanding any of the foregoing, following the occurrence of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

    For example, at a Purchase Price of $375 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $750 worth of Common Stock (or other consideration, as noted above) for $375.

    In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall, after the end of the Redemption Period referred to below, have the right to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the Purchase Price of the Right, e.g., Common Stock of the acquiring company having a value of $750.

    At any time after a person or group of affiliated or associated persons becomes an Acquiring Person, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

    The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on or a subdivision, combination or reclassification of the Common Stock; (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock; or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

    In general, the Board may cause the Company to redeem the Rights in whole, but not in part, at any time during the period commencing on October 12, 1995 and ending on the tenth day following the Stock Acquisition Date, as such period may be extended or shortened by the Board (the "Redemption Period") at a price of $.005 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem the Rights will require the concurrence of a majority of the Continuing Directors, including in the event of a successful consent solicitation resulting in a change in a majority of the directors in office at the commencement of such solicitation. After the Redemption Period has expired, the Company's right of redemption may be reinstated (with the concurrence of the Continuing Directors) if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.005 redemption price.

    The term "Continuing Director" means any member of the Board who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities. The term "Outside Directors" means "Continuing Directors" who are not officers of the Company.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be subject to federal taxation to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for Common Stock of the acquiring company as set forth above.

    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

AMENDMENT OF BYLAWS

    At a meeting on October 23, 1995, the Board amended the Company's Bylaws to adopt a record date procedure in connection with written consent solicitations. Under the new Bylaw, following a request for a record date in connection with a consent solicitation, the Board will be required to fix a record date within ten
(10) business days, and the date set by the Board as the record date must be no later than ten (10) business days after the date on which the Board acts.

FLORIDA TAKEOVER LEGISLATION

    Section 607.0901 of the Florida Business Corporation Act. Section 607.0901 of the Florida Business Corporation Act (the "FBCA"), in general, provides that any "Affiliated Transaction" (defined to include a variety of transactions, including a merger, as discussed below) between a Florida corporation (such as the Company) and an "Interested Shareholder" (defined generally as a beneficial owner of more than 10 percent of the outstanding voting shares of such corporation) requires, in addition to any other vote required by law or the corporation's articles of incorporation, approval by the holders of at least two-thirds of the voting shares of the corporation, excluding the shares beneficially owned by the Interested Shareholder unless (a) the Affiliated Transaction has been approved by a majority of the "Disinterested Directors" (as defined below), (b) the Interested Shareholder is the beneficial owner of at least 90 percent of the outstanding voting shares of the corporation (exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the Disinterested Directors) or (c) in the Affiliated Transaction, the per share consideration to be received by the holders of voting shares of the corporation is generally at least equal to the highest of (i) the highest per share price paid by the Interested Shareholder for the corporation's shares during the two-year period immediately preceding the announcement date of the Affiliated Transaction or in the transaction in which the Interested Shareholder became an Interested Shareholder, (ii) the higher of the fair market value of the corporation's shares on such announcement date or such determination date or (iii) a price based upon a combination of the foregoing.

    As used in Section 607.0901, unless otherwise specified in the corporation's original articles of incorporation, a "Disinterested Director" means as to any particular Interested Shareholder (1) any member of the board of directors of the corporation who was a member of the board of directors before the later of January 1, 1987, or the date on which the Interested Shareholder became such and (2) any member of the board of directors of the corporation who was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board of directors.

    Under Section 607.0901, the requirements described above do not apply if, among other things, (a) the corporation's original articles of incorporation contain a provision expressly electing not to be governed by Section 607.0901;
(b) the corporation adopted an amendment to its articles of incorporation prior to January 1, 1989, expressly electing not to be governed by Section 607.0901, provided that any such amendment would not apply to any Affiliated Transaction of the corporation with an Interested Shareholder who became such on or prior to the effective date of such amendment; (c) the corporation adopts an amendment to its articles of incorporation or by-laws, approved by the affirmative vote of the holders, other than Interested Shareholders and their affiliates and associates, of a majority of the outstanding voting shares of the corporation, excluding the voting shares of Interested Shareholders and their affiliates and associates, expressly electing not to be governed by Section 607.0901, provided that such amendment to the articles of incorporation or by-laws would not be effective until 18 months after such vote and would not apply to any Affiliated Transaction of the corporation with an Interested Shareholder who became such prior to the date of such amendment; or (d) a shareholder becomes an Interested Shareholder "inadvertently" and, as soon as practicable thereafter, divests itself a sufficient amount of voting shares of the corporation so that such shareholder no longer is the beneficial owner, directly or indirectly, of 10% or more of the outstanding voting shares of the corporation, and which shareholder would not at any time within the five-year period preceding the first public announcement with respect to such Affiliated Transaction have been an Interested Shareholder but for such inadvertent acquisition.

    Section 607.0901 provides, except as described above, that the corporation may not merge or consolidate with an Interested Shareholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Shareholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) of assets of the corporation or any subsidiary of the corporation (i) having an aggregate fair market value equal to 5% or more of the aggregate fair market value of all the assets of the corporation determined on a consolidated basis, (ii) having an aggregate fair market value equal to 5% or more of the aggregate fair market value of all the outstanding shares of the corporation or (iii) representing 5% or more of the earning power or net income, determined on a consolidated basis, of the corporation; (b) the issuance or transfer by the corporation or by any subsidiary of the corporation (in one transaction or a series of transactions) of any shares of the corporation or any subsidiary of the corporation which have an aggregate fair market value equal to 5% or more of the aggregate fair market value of all the outstanding shares of the corporation to the Interested Shareholder or any affiliate or associate of the Interested Shareholder, except pursuant to a transaction which effects a pro rata distribution to all shareholders of the corporation; (c) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by, or pursuant to any agreement, arrangement, or understanding (whether or not in writing) with, the Interested Shareholder or any affiliate or associate of the Interested Shareholder; (d) any reclassification of securities or recapitalization of the corporation, or any merger or consolidation of the corporation with any subsidiary of the corporation, or any other transaction (whether or not with or into or otherwise involving the Interested Shareholder), with the Interested Shareholder or any affiliate or associate of the Interested Shareholder, which has the effect, directly or indirectly (in one transaction or a series of transactions during any 12-month period), of increasing by more than 5% the percentage of the outstanding voting shares of the corporation or any subsidiary of the corporation beneficially owned by the Interested Shareholder; or (e) any receipt by the Interested Shareholder or any affiliate or associate of the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of such corporation), of any loans, advances, guaranties, pledges or other financial assistance or any tax credits or other tax advantages provided by or through the corporation.

    The foregoing summary of Section 607.0901 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 607.0901.

    Section 607.0902 of the FBCA. Section 607.0902 provides, in general, that shares of an Issuing Public Corporation (as defined below) acquired in a Control Share Acquisition (as defined below) will not have voting rights unless, among other exceptions, (1) the Issuing Public Corporation's articles of incorporation or by-laws provide, before the time of the Control Share Acquisition, that
Section 607.0902 does not apply to Control Share Acquisitions of shares of such Issuing Public Corporation, (2) the Issuing Public Corporation's board of directors approved the acquisition of shares prior to the acquisition or (3) the voting rights for such shares are granted by resolution approved at an annual or special meeting of shareholders of the Issuing Public Corporation by the affirmative vote of the holders of a majority of all the shares of each class or series entitled to vote separately on such a proposal, excluding Interested Shares (as defined below).

    As used in Section 607.0902:

    "Control Share Acquisition" means, in general, the acquisition (other than pursuant to a merger agreement to which the Issuing Public Corporation is a party or pursuant to an acquisition approved by the board of directors of such Issuing Public Corporation), directly or indirectly, of beneficial ownership of shares of an Issuing Public Corporation, and all acquisitions of such shares within 90 days before or after the date of the acquisition of beneficial ownership of shares that results in a Control Share Acquisition, which (but for the provisions of the statute) would have voting rights and which, when added to all other shares of such Issuing Public Corporation beneficially owned by such person, would entitle such person, upon acquisition of such shares, to vote or direct the voting of shares of such Issuing Public Corporation having voting power in the election of directors within any of the following ranges of such voting power: (i) one-fifth or more but less than one-third of all voting power;
(ii) one-third or more but less than a majority of all voting power; or (iii) a majority or more of all voting power.

    "Interested Shares" means shares of an Issuing Public Corporation that are beneficially owned by one person who has acquired or proposes to acquire beneficial ownership of shares of such Issuing Public Corporation in a Control Share Acquisition, any officer of the Issuing Public Corporation or any employee of the Issuing Public Corporation who is also a director of such corporation.

    "Issuing Public Corporation" means a corporation that has (1) 100 or more shareholders, (2) its principal place of business, its principal office or substantial assets within Florida and (3) either more than ten percent of its shareholders residing within Florida, more than ten percent of its shares owned by Florida residents, or at least 1000 shareholders resident in Florida.

    Any person who proposes to make or has made a Control Share Acquisition may at the person's election deliver a statement (an "Acquiring Person Statement") to the Issuing Public Corporation at the Issuing Public Corporation's principal office. The Acquiring Person Statement must set forth (1) the identity of the acquiring person and each other member of any group of which the person is a part for purposes of determining shares acquired in a Control Share Acquisition,
(2) a statement that the Acquiring Person Statement is given pursuant to Section 607.0902, (3) the number of shares of the Issuing Public Corporation owned, directly or indirectly, by the acquiring person and each other member of the group and (4) the range of voting power under which the Control Share Acquisition falls or would, if consummated, fall.

    If the Control Share Acquisition has not taken place, the Acquiring Person must also set forth (1) a description in reasonable detail of the terms of the proposed control-share acquisition and (2) representations of the acquiring person, together with a statement, in reasonable detail of the facts upon which they are based, that the proposed Control Share Acquisition, if consummated, will not be contrary to law and that the acquiring person has the financial capacity to make the proposed Control Share Acquisition.

    If the Acquiring Person so requests at the time of delivery of an Acquiring Person Statement and gives an undertaking to pay the corporation's expenses of a special meeting, within ten days thereafter, the board of directors of the Issuing Public Corporation, or others authorized to call such a meeting under the Issuing Public Corporation's articles of incorporation or bylaws, shall call a special meeting of shareholders of the Issuing Public Corporation for the purpose of considering the voting rights to be accorded to shares acquired or to be acquired in the Control Share Acquisition. Such special meeting is required to be called within 10 days after the Issuing Public Corporation receives the request and must be held at least 30 days after, but not later than 50 days after, the request has been received. If no request is made, the voting rights to be accorded the shares acquired in the Control Share Acquisition shall be presented to the next special or annual meeting of the shareholders.

    The foregoing summary of Section 607.0902 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 607.0902.

    Unless the Company's Board of Directors approves the acquisition of Shares pursuant to the Offer or the purchaser obtains approval of voting rights for the Shares from shareholders of the Company at an annual or special meeting of shareholders as described above, the Shares acquired pursuant to the Offer would not have voting rights.

LITIGATION

    On October 19, 1995, a complaint (the "J&J Complaint") entitled Johnson & Johnson and JNJ Acquisition Corp. v. Cordis Corporation, Civ. Action No. 95-2295, was filed against the Company in the United States District Court for the Southern District of Florida. Among other things, the J&J Complaint seeks injunctive and declaratory relief to prevent the Company from impeding or delaying the Offer, and the Stock Merger with the Company, through the use of the Company's anti-takeover devices or other defensive measures, and, specifically, an order compelling the Company, among other things, to redeem the Rights, or to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Stock Merger. The J&J Complaint also seeks, among other things, costs and attorneys' fees.

    On October 26, 1995, the J&J Complaint was amended (the "Amended J&J Complaint") to allege violations of Florida law, and breach of fiduciary duty by the directors, in the Board's adoption of certain provisions of the Rights Agreement. The Amended J&J Complaint seeks, among other things, injunctive and declaratory relief against the operation or enforcement of those provisions. On that same date, J&J filed an emergency motion for expedited discovery. The emergency motion seeks immediate entry of a scheduling order for expedited discovery and a briefing and hearing schedule on a proposed motion for a preliminary injunction that J&J has not yet filed. The Company filed a memorandum in opposition to J&J's emergency motion on October 31, 1995. A reply memorandum was served upon the Company's Florida counsel, White & Case, that same day. The motion is currently pending before the United States District Court for the Southern District of Florida.

    On October 19, 1995, a purported class action complaint (the "State Shareholders Complaint") entitled Brickell Partners v. Robert C. Strauss, et al., Case No. 95-20617, was filed against the Company and eight of its current and former directors in the Circuit Court of the 11th Judicial Circuit in and for Dade County, Florida, alleging, among other things, breach of fiduciary duty to maximize shareholder value by failing to adequately consider the Offer, and failing to exercise independent business judgment in evaluating the Offer. The State Shareholders Complaint seeks, among other things, an order directing the defendants to take all appropriate steps to maximize value for, and protect the interests of, the Company's shareholders, including such steps in connection with any merger or acquisition of the Company. It further seeks, among other things, an injunction with respect to the implementation of the Rights, as well as damages and costs.

    On October 20, 1995, a purported class action complaint (the "Federal Shareholders Complaint") entitled Brickell Partners, et al. v. Robert C. Strauss, et al., Civ. Action No. 95-2320, was filed against the Company and its current directors in the United States District Court for the Southern District of Florida, alleging, among other things, violation of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-9 thereunder, and breach of fiduciary duty. As relief, the Federal Shareholders Complaint seeks a declaration that defendants have violated Section 14(a), and have breached their fiduciary duties, and, further, that the election of the Company's directors at the Annual Meeting of Stockholders is null and void. It also seeks, among other things, an order directing the defendants to fairly evaluate alternatives designed to maximize value for the Company's shareholders, and an injunction with respect to the implementation of the Rights and other defensive measures, as well as damages and costs.

    On October 26, 1995, the Federal Shareholders Complaint was amended (the "Amended Federal Shareholders Complaint") to allege further breaches of fiduciary duty by defendants, including with respect to the adoption of a Bylaw amendment, as well as certain provisions of the Company's Rights Agreement. The Amended Federal Shareholders Complaint seeks, among other things, a declaration that those provisions, as well as the Bylaw amendment, are null and void.

    On October 23, 1995, a purported class action complaint (the "Schneider Complaint") entitled Laz L. Schneider v. Robert C. Strauss, et al, Civ. Action No. 95-2338, was filed against the Company and its directors in the United States District Court for the Southern District of Florida, alleging, among other things, violation of Section 14(a) of the Exchange Act and Rule 14a-9 thereunder, and breach of fiduciary duty. As relief, the Schneider Complaint seeks a declaration that defendants have violated Section 14(a), and have breached their fiduciary duties, and, further, that the election of the Company's directors at the Annual Meeting of Stockholders is null and void. It also seeks injunctive relief, including, among other things, an order directing defendants to fairly evaluate alternatives designed to maximize value for the Company's shareholders, as well as damages and costs.

    On October 24, 1995, a purported class action complaint (the "Pratt Complaint") entitled Mary Pratt v. Catherine M. Burzik, et al., Civ. Action No. 95-2345, was filed against the Company and ten of its current and former directors in the United States District Court for the Southern District of Florida, alleging, among other things, violation of Section 14(a) of the Exchange Act and Rule 14a-9 thereunder, and breach of fiduciary duty to maximize shareholder value by failing to adequately consider the Offer, and failing to exercise independent business judgment in evaluating the Offer. As relief, the Pratt Complaint seeks a declaration that defendants have violated Section 14(a), and have breached their fiduciary duties, and, further, that the election of the Company's directors at the Annual Meeting of Stockholders is null and void. It also seeks injunctive relief, including, among other things, an order directing defendants to take appropriate steps to facilitate a premium acquisition of the Company in a manner designed to maximize value for the Company's stockholders, as well as damages and costs.

    Copies of the Amended J&J Complaint, the State Shareholders Complaint, the Amended Federal Shareholders Complaint, the Schneider Complaint and the Pratt Complaint are filed as Exhibits 9, 10, 11, 12 and 13 hereto, respectively, and are incorporated herein by reference. The foregoing descriptions of the Complaints are qualified in their entirety by reference to the Complaints.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed herewith:

    Exhibit 1 -- Excerpts from the Company's Proxy Statement dated September 15,
                 1995 for its 1995 Annual Meeting of Stockholders.

    Exhibit 2 --Form of Tier 1 Severance Compensation Agreement.

    Exhibit 3 --Form of Tier 2 and Tier 3 Severance Compensation Agreement.

    Exhibit 4 --Form of Tier 4 Severance Compensation Agreement.

    Exhibit 5 --Form of Indemnification Letter Agreement.

    Exhibit 6 --Letter to Cordis Shareholders, dated November 1, 1995.*

    Exhibit 7 --Press release issued by Cordis on November 1, 1995.

    Exhibit 8 --Rights Agreement, dated as of October 13, 1995, between the
                Company and Chemical Mellon Shareholder Services L.L.C.**

    Exhibit 9 --Amended Complaint in Johnson & Johnson and JNJ Acquisition
                Corp. v. Cordis Corporation (U.S. District Court, Southern District of Florida, October 26, 1995).

   Exhibit 10 --Complaint in Brickell Partners v. Robert C. Strauss, et al.
                (11th Circuit Court, Dade County, Florida, October 19, 1995).

   Exhibit 11 --Amended Complaint in Brickell Partners, et al. v. Robert C.
                Strauss, et al. (U.S. District Court, Southern District of Florida, October 26, 1995).

   Exhibit 12 --Complaint in Laz L. Schneider v. Robert C. Strauss, et al.
                (U.S. District Court, Southern District of Florida, October 23,
                1995).

   Exhibit 13 --Complaint in Mary Pratt v. Catherine M. Burzik, et al. (U.S.
                District Court, Southern District of Florida, October 24,
                1995).

   Exhibit 14 --Opinion of Morgan Stanley & Co. Incorporated dated October 31,
                1995.***

------------

  * Included in copy mailed to shareholders.

 ** Incorporated by reference to Exhibit 1 to the Company's Form 8-K dated
    October 23, 1995.

*** Included as Annex A in copy mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CORDIS CORPORATION

                                   By:    /s/ ROBERT C. STRAUSS
                                     ..........................................
                                         Robert C. Strauss, Chairman, President
                                             and Chief Executive Officer

Dated: November 1, 1995

                                 EXHIBIT INDEX

     Exhibit 1-- Excerpts from the Company's Proxy Statement dated September
                 15, 1995 for its 1995 Annual Meeting of Stockholders.

     Exhibit 2--Form of Tier 1 Severance Compensation Agreement.

     Exhibit 3--Form of Tier 2 and Tier 3 Severance Compensation Agreement.

     Exhibit 4--Form of Tier 4 Severance Compensation Agreement.

     Exhibit 5--Form of Indemnification Letter Agreement.

     Exhibit 6--Letter to Cordis Shareholders, dated November 1, 1995.*

     Exhibit 7--Press release issued by Cordis on November 1, 1995.

     Exhibit 8--Rights Agreement, dated as of October 13, 1995, between the
                Company and Chemical Mellon Shareholder Services L.L.C.**

     Exhibit 9--Amended Complaint in Johnson & Johnson and JNJ Acquisition
                Corp. v. Cordis Corporation (U.S. District Court, Southern District of Florida, October 26, 1995).

    Exhibit 10--Complaint in Brickell Partners v. Robert C. Strauss, et al.
                (11th Circuit Court, Dade County, Florida, October 19, 1995).

    Exhibit 11--Amended Complaint in Brickell Partners, et al. v. Robert C.
                Strauss, et al. (U.S. District Court, Southern District of Florida, October 26, 1995).

    Exhibit 12--Complaint in Laz L. Schneider v. Robert C. Strauss, et al.
                (U.S. District Court, Southern District of Florida, October 23,
                1995).

    Exhibit 13--Complaint in Mary Pratt v. Catherine M. Burzik, et al. (U.S.
                District Court, Southern District of Florida, October 24, 1995).

    Exhibit 14--Opinion of Morgan Stanley & Co. Incorporated dated October 31,
                1995.***

------------

  * Included in copy mailed to shareholders.

 ** Incorporated by reference to Exhibit 1 to the Company's Form 8-K dated
    October 23, 1995.

*** Included as Annex A in copy mailed to shareholders.